Suite 2100 - 733 Seymour St. Vancouver, BC Canada V6B 0S6 604-684-1175 www.panamericansilver.com
Pan American Silver Announces Results of Annual General and Special Meeting

Vancouver, B.C. – May 8, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") announces the voting results from its annual general and special meeting of shareholders held on May 8, 2024, in Vancouver, British Columbia (the "Meeting"). Each of the matters voted upon at the Meeting are described in detail in the Company's Management Information Circular dated March 14, 2024, which is available on the Company's website at https://www.panamericansilver.com/invest/financial-reports-and-filings/.
A total of 239,393,813 common shares were represented at the meeting, being 65.65% of the Company’s issued and outstanding common shares as at the record date. Shareholders voted in favour of all matters brought before the meeting, including setting the number of directors at nine, the election of management’s nominees as directors, the appointment of auditors for the ensuing year, and the acceptance of the Company’s approach to executive compensation, known as “say-on-pay”.

Number of Directors
Resolution	Votes For	Votes Against
Resolution to set the size of the Board of Directors at nine directors	237,772,506 (99.32%)	1,619,245 (0.68%)

Election of Directors
Director Nominee	Votes For	Votes Withheld
John Begeman	200,525,205 (98.51%)	3,030,303 (1.49%)
Neil de Gelder	155,130,986 (76.21%)	48,426,520 (23.79%)
Chantal Gosselin	200,913,024 (98.70%)	2,644,483 (1.30%)
Charles Jeannes	197,654,146 (97.10%)	5,901,360 (2.90%)
Kimberly Keating	192,508,924 (94.57%)	11,048,583 (5.43%)
Jennifer Maki	199,576,688 (98.04%)	3,980,819 (1.96%)
Kathleen Sendall	199,792,581 (98.15%)	3,764,926 (1.85%)
Michael Steinmann	201,425,944 (98.95%)	2,131,562 (1.05%)
Gillian Winckler	199,752,594 (98.13%)	3,804,913 (1.87%)

Walter Segsworth and Alexander Davidson did not stand for re-election at the Meeting. The Board and Pan American would like to thank Mr. Segsworth for his wisdom and expertise over his 15-year tenure as a director of the Company, and to thank Mr. Davidson for his contributions to the Company since his election in May 2023.

Appointment of Auditor
Resolution	Votes For	Votes Withheld
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company
	204,053,173 (85.43%)	34,790,758 (14.57%)

Say-on-Pay
Resolution	Votes For	Votes Against
Advisory resolution to approve the Company’s approach to executive compensation	140,848,397 (69.19%)	62,713,097 (30.81%)

About Pan American
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at https://www.panamericansilver.com/
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2